Press release

For Immediate Release

Arcelor Mittal Press Release on Dofasco

November 13, 2006 – Luxembourg / London - Arcelor Mittal* has been informed that the directors of the Strategic Steel Stichting, the Dutch foundation that holds the shares of Dofasco Inc., decided on November 10 not to dissolve the foundation, which would have permitted the sale of Dofasco.  The boards of both Mittal Steel Company NV and Arcelor SA had previously requested the directors of the foundation to dissolve the foundation in order to allow the sale of Dofasco.  Arcelor Mittal is reviewing the situation and will be in contact with the US Department of Justice.

*  Mittal Steel Company NV and Arcelor SA

About Arcelor Mittal

Arcelor Mittal is the world’s number one steel company, with 320,000 employees in more than 60 countries. The company, which will be incorporated in 2007 following the successful tender offer, brings together the world’s number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for the first six months of 2006 show combined revenues of €43,281 billion, with approximate production capacity of 130 million tonnes a year, representing around 10 per cent of world steel output. The company respects the highest standards in corporate social responsibility and intends to periodically publish significant sustainable development key performance indicators to live up to this ambition.

Contact at Arcelor Mittal’s Investor Relations

Continental Europe	+352 4792 2414
UK/Asia/Africa	+44 207 543 1172
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+352 4792 2902

Contact at Arcelor Mittal’s Communication
Nicola Davidson	+44 207 543 1162 / 1172
Luc Scheer	+352 4792 2360

UK media:	Maitland Consultancy
Philip Gawith	+44 20 7379 5151
Lydia Pretzlik	+44 20 7379 5151

French media:            Image 7
Tiphaine Hecketsweiler +331 5370 7470